Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
		Fiscal Years Ending
	Dec. 28,
	2002	2002	2001	2000	1999	1998

Net income for the period	39,363	382,727	87,859	151,221	230,048	25,099
Add: Provision for income taxes	21,695	210,237	58,362	83,520	129,355	45,937
Add: Minority interest	80	(97)	18,750	(182)	11,526	-
Fixed charges	90,770	359,493	175,457	142,613	159,072	167,613
Less: Capitalized interest	(888)	(9,264)	(3,249)	(1,746)	(5,226)	(1,766)

Income before taxes on income and fixed charges	151,020	943,096	337,179	375,426	524,775	236,883

Fixed Charges:
Interest	80,041	304,854	143,718	115,261	128,035	147,771
Capitalized interest	888	9,264	3,249	1,746	5,226	1,766
Rentals at computed interest factor (1)	8,543	37,504	25,343	22,052	21,398	15,598
Amortization of debt discount expense	1,298	7,871	3,147	3,554	4,413	2,478

Total fixed charges	90,770	359,493	175,457	142,613	159,072	167,613

Ratio of earnings to fixed charges	1.66	2.62	1.92	2.63	3.30	1.41

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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